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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Abercrombie & Fitch Co.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
002896207
(CUSIP Number)
Michael S. Jeffries
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054
(614) 283-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 3, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Michael S. Jeffries

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (shares primarily acquired by the Reporting Person pursuant to employee stock plans of the Issuer); PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US Citizen

	7	SOLE VOTING POWER:

NUMBER OF		6,702,619 as of April 21, 2006

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,702,619 as of April 21, 2006

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,702,619 as of April 21, 2006

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
     The class of the equity securities to which this statement (the “Schedule 13D”) relates is the Class A common stock, par value $0.01 per share (“Common Stock”) of Abercrombie & Fitch Co., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6301 Fitch Path, New Albany, Ohio 43054.
Item 2. Identity and Background
(a)	Michael S. Jeffries

(b)	Mr. Jeffries’ business address is 6301 Fitch Path, New Albany, Ohio 43054.

(c)	Mr. Jeffries is Chairman and Chief Executive Officer of the Company. The Company, through its subsidiaries, is a specialty retailer that operates stores selling casual apparel and personal care and other accessories for men, women and children. The principal executive offices of the Company are located at 6301 Fitch Path, New Albany, Ohio 43054.

(d)	Mr. Jeffries has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Jeffries has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jeffries is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     The shares of Common Stock beneficially owned by Mr. Jeffries were acquired primarily pursuant to employee stock plans of the Company. Throughout his employment at the Company, Mr. Jeffries has received employee stock options and restricted stock units as incentive compensation under various Company compensation plans including the 1996 Stock Option and Performance Incentive Plan, the 1998 Restatement of the Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive Plan and the Abercrombie & Fitch Co. 2002 Stock Plan for Associates (the “Plans”). The aggregate cash consideration paid by Mr. Jeffries in connection with the exercise of employee stock options through April 21, 2006 is $56,648,990. Mr. Jeffries has not paid any cash consideration in connection with the receipt of restricted stock units settled by delivery of shares of Common Stock. For purposes of determining beneficial ownership under this Schedule 13D, Mr. Jeffries’ holdings include all shares of Common Stock issuable in the next 60 days upon exercise of outstanding stock options and all shares of Common Stock underlying restricted stock units that will vest within the next 60 days. In addition, Mr. Jeffries has purchased 2,169 shares of Common Stock pursuant to the Abercrombie & Fitch Co. Associate Stock Purchase Plan (the “Stock Purchase Plan”) (aggregate purchase price of $11,919). Mr. Jeffries has also purchased shares of Common Stock from time to time in the open market (aggregate purchase price of $1,178,200). Payments for Common Stock purchased by Mr. Jeffries were generally made from personal funds, although some purchases were made with proceeds from margin loans from accounts with Merrill Lynch, UBS Investment Bank and US Trust.
Item 4. Purpose of Transaction
     As described above, Mr. Jeffries has acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D primarily as a result of his employment with the Company and participation in the Plans. Mr. Jeffries has owned more than five percent of the outstanding Common Stock since December 3, 2003. Mr. Jeffries believed that all necessary filings and disclosure with respect to his ownership of Common Stock had been made on his behalf; however, through an inadvertent oversight, no Schedule 13D with respect to Mr. Jeffries’ ownership of Common Stock has been previously filed.

The Company’s Common Stock became publicly traded beginning on September 26, 1996 and since that date, Mr. Jeffries’ ownership of Common Stock has been publicly reported on Forms 3 and 4 filed with the SEC on his behalf, and has been disclosed annually in the Company’s definitive proxy statements filed with the SEC and made available to the Company’s stockholders.
     Mr. Jeffries currently participates in the Stock Purchase Plan under which he has $100 withheld every week to purchase shares of Common Stock. Additionally, stock options held by Mr. Jeffries and restricted shares to which he will be entitled will vest in the future as follows: 1,100,000 options on July 23, 2006; 22,779 options on February 14, 2007; and 1,000,000 restricted shares (i.e., the career share award described in Item 6 of this Schedule 13D) on December 31, 2008.
     Although Mr. Jeffries has not formulated any current plans or proposals other than as described in this Item 4, he may from time to time acquire, or dispose of, Common Stock and/or other securities of the Company if and when he deems it appropriate. Mr. Jeffries may formulate other plans or proposals relating to securities of the Company to the extent deemed advisable in light of general market and economic conditions, investment policies, the prospects of the Company and various other factors. Except as indicated in this Item 4, Mr. Jeffries has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	For purposes of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Mr. Jeffries beneficially owns 6,702,619 shares of Common Stock (6,352,457 of which are shares of Common Stock Mr. Jeffries has the right to acquire beneficial ownership of within the next 60 days through the exercise of outstanding stock options). Shares beneficially owned by Mr. Jeffries constitute 7.1% of outstanding Common Stock as of April 21, 2006.

(b)	Mr. Jeffries has the sole power to vote and sole power to dispose or to direct the disposition of all of his beneficially owned Common Stock.

(c)	The only transactions by Mr. Jeffries with respect to Common Stock during the past 60 days were:
a.	The settlement in shares of Common Stock on February 14, 2006 of 15,840 restricted stock units (6,645 of which were retained by the Company for purposes of withholding taxes at $68.78 per share).

b.	The purchase of 26 shares of Common Stock between February 3, 2006 and April 21, 2006 under the Stock Purchase Plan.
(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the Plans, as of April 21, 2006 Mr. Jeffries currently holds vested stock options to purchase 6,352,457 shares of Common Stock and 1,122,779 unvested stock options. He participates in the Stock Purchase Plan pursuant to which $100 is automatically withheld weekly and used to purchase shares of Common Stock at the average market price of all the shares purchased by the Stock Purchase Plan for the month. The Amended and Restated Employment Agreement between the Company and Mr. Jeffries, effective as of August 15, 2005 (the “Employment Agreement”), provides for a career share award representing the right to receive 1,000,000 shares of Common Stock on December 31, 2008 if Mr. Jeffries remains employed with the Company. The career share award will vest in full upon a “change of control” of the Company and may or may not vest in whole or in part as a result of Mr. Jeffries’ termination of employment with the Company, depending upon the circumstances. Mr. Jeffries has agreed to continue to hold the shares received pursuant to the career share award for a period of one year after he ceases to be an executive officer of the Company (the “Holding Period”). Mr. Jeffries has also agreed to hold through the Holding Period one half of the profit shares (as defined below) he received from the first one million (1,000,000) Company stock options he exercised after April 8, 2005. “Profit shares” means the number of shares determined by dividing (i) the excess of (a) the aggregate market value of the shares of Common Stock acquired upon such exercise over (b) the aggregate purchase price of the shares of Common Stock plus applicable tax withholding by (ii) the market value of one share of Common Stock on the date of exercise.
Item 7. Material to Be Filed as Exhibits
Exhibit 1            Abercrombie & Fitch Associate Stock Purchase Plan
     The Plans (and forms of award agreements thereunder), the Employment Agreement and the Stipulations of Settlement are incorporated herein by reference as follows:
1998 Restatement of the Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive Plan (reflects amendments through December 7, 1999 and the two-for-one stock split distributed June 15, 1999 to stockholders of record on May 25, 1999), incorporated herein by reference to Exhibit 10.2 to Abercrombie & Fitch Co.’s Annual Report on Form 10-K for the fiscal year ended January 29, 2000 (File No. 001-12107).
Abercrombie & Fitch Co. 2002 Stock Plan for Associates (as amended and restated May 22, 2003), incorporated herein by reference to Exhibit 10.4 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2003 (File No. 001-12107).
Form of Restricted Shares Award Agreement (No Performance-Based Goals) under the 1998 Restatement of the Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive Plan after November 28, 2004, incorporated herein by reference to Exhibit 10.12 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 (File No. 001-12107).

Form of Stock Option Agreement (Nonstatutory Stock Options) under the 1998 Restatement of the Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive Plan prior to November 28, 2004, incorporated herein by reference to Exhibit 10.14 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 (File No. 1-12107)
Form of Restricted Shares Award Agreement under the Abercrombie & Fitch Co. 2002 Stock Plan for Associates prior to November 28, 2004, incorporated herein by reference to Exhibit 10.17 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 (File No. 1-12107)
Form of Stock Option Agreement (Nonstatutory Stock Options) under the Abercrombie & Fitch Co. 2002 Stock Plan for Associates prior to November 28, 2004, incorporated herein by reference to Exhibit 10.19 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 (File No. 1-12107)
Amended and Restated Employment Agreement, entered into by A&F and Michael S. Jeffries as of August 15, 2005, incorporated herein by reference to Exhibit 10.1 to Abercrombie & Fitch Co.’s Current Report on Form 8-K dated and filed August 26, 2005 (File No. 001-12107).
Stipulation of Settlement dated April 8, 2005 regarding In re Abercrombie & Fitch Co. Shareholder Derivative Litigation, Consol. C.A. No. 1077-N, incorporated herein by reference to Exhibit 10.1 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 (File No. 001-12107).
Supplemental Stipulation of Settlement dated June 1, 2005 regarding In re Abercrombie & Fitch Co. Shareholder Derivative Litigation, Consol. C.A. No. 1077, incorporated herein by reference to Exhibit 10.2 to Abercrombie & Fitch Co.’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 (File No. 001-12107).
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 2, 2006

Date
/s/ Michael S. Jeffries

Signature
Michael S. Jeffries, Chairman and Chief Executive Officer of Abercrombie & Fitch Co.

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBIT

Exhibit No.	Description
1	Abercrombie & Fitch Associate Stock Purchase Plan